Exhibit 12.1(C)

Public Service Company of New Hampshire

Ratio of Earnings to Fixed Charges

(In thousands)

	2006	2005	2004	2003	2002	2001
Earnings, as defined:

Net income	$35,323	$41,739	$46,641	$45,624	$62,897	$81,776
Income tax expense	39,183	12,234	12,993	29,773	40,279	38,571
Equity in losses/(earnings) of regional nuclear generating and transmission companies	74	(230)	(165)	(353)	(1,331)	(473)
Dividends received from regional equity investees	367	172	614	1,219	1,421	919
Fixed charges, as below	48,805	49,274	48,104	47,751	51,817	52,984
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total earnings, as defined	$123,752	$103,189	$108,187	$124,014	$155,083	$173,777

Fixed charges, as defined:

Interest on long-term debt	$24,100	$20,481	$17,441	$15,408	$16,752	$29,308
Interest on rate reduction bonds	20,828	24,074	26,901	29,081	30,499	20,721
Other interest	829	1,733	1,197	727	1,874	915
Rental interest factor	1,567	1,567	1,400	1,400	1,567	1,600
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,481	1,419	1,165	1,135	1,125	440
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total fixed charges, as defined	$48,805	$49,274	$48,104	$47,751	$51,817	$52,984

Ratio of Earnings to Fixed Charges	2.54	2.09	2.25	2.60	2.99	3.28